PRESS RELEASE

Klondex Exploration Program Extends Joyce Vein and Vonnie Vein at Fire Creek

•	40.0 g/t (1.17 opt) Au over 1.49 m (4.9 ft) - FCU-0004
•	12.8 g/t (0.37 opt) Au over 6.16 m (20.2 ft) - FCU-0008
•	30.4 g/t (0.90 opt) Au over 2.47 m (8.1 ft) - FCU-0029
•	158.7 g/t (4.63 opt) Au over 1.13 m (3.7 ft) --FCU-0049
•	350.0 g/t (10.21 opt) Au over 0.70 m (2.3 ft) -- FCU-0050

Vancouver, BC – May 21, 2014 - Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) today provides an update on recent underground infill and exploration drilling from its Fire Creek Project near Elko, Nevada. A total of 21 holes have been drilled to the east of the main decline in 2014 from the Joyce drifts (5400 and 5420 South), Spiral 2, and Diamond Drill Station (DDS) 6 (See FIGURE 1).

A total of eight core holes were drilled east from multiple drill stations located in the Joyce 5400 South drift to test the southern extension of the Vonnie Vein. Drilling intersected the Vonnie Vein in seven of the eight drill holes. These holes suggest mineralization continues along the Vonnie Vein another 45.7 m (150 ft) to the south, and at depth 15.2 m (50 ft). Additional 2014 drilling is scheduled to the south of these intercepts to continue defining the southern extension of the Vonnie Vein.

Drilling east from DDS-6 continues to suggest continuity of mineralization along the Joyce Vein and the Vonnie Vein. The drilling intercepted significant mineralized material in seven of the eight drill holes. These drill holes infilled an area 45.7 m (150 ft) along strike and 53.3 m (175 ft) of vertical extent on the Joyce Vein. Additionally, the Joyce Vein widths demonstrate the potential to introduce long hole stoping, which could result in lower costs and more efficiency.

Brent Kristof, Klondex Chief Operating Officer, stated, "These drill results continue to unlock value at Fire Creek. The 2014 drilling program is intended to enhance our understanding of the epithermal mineralization while raising confidence in the resource categories. Fire Creek continues to add value to the Company with its high grades. Excavating an additional level provides a top cut access that may be used to set up long hole stoping as well as providing additional drilling platforms for exploration drilling.”

Hole ID	Drill Stn	Azi	Dip	TD		From	To	Lth	From	To	Lth	Au Grade		Ag Grade
				(m)	(ft)	(m)			(ft)			(g/t)	(oz/st)	(g/t)	(oz/st)
FC14113U	DDS-6	106	-57	115.8	380	No Significant Results
FC14114U	DDS 6	106	-38	121.0	397.0	52.3	53.6	1.34	171.6	176.0	4.4	4.27	0.125	1.7	0.050
And						57.9	61.3	3.35	190.0	201.0	11.0	18.43	0.538	13.1	0.382
Incl.						57.9	58.6	0.67	190.0	192.2	2.2	66.80	1.949	18.6	0.543
Incl.						58.6	59.4	0.85	192.2	195	2.8	5.79	0.169	11.2	0.327
Incl.						59.4	59.7	0.27	195.0	195.9	0.9	12.95	0.378	18.0	0.525
Incl.						59.7	61.3	1.55	195.9	201.0	5.1	5.47	0.160	10.9	0.318
And						80.5	80.9	0.40	264.0	265.3	1.3	8.59	0.251	7.3	0.213

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

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And						95.1	95.9	0.82	312.0	314.7	2.7	4.42	0.129	3.7	0.108
FCU-0004	DDS 6	69	-39	113.4	372.0	29.6	31.1	1.52	97.0	102.0	5.0	44.50	1.298	6.1	0.178
And						42.2	43.7	1.49	138.5	143.4	4.9	40.01	1.167	38.4	1.119
Incl.						42.2	43.1	0.91	138.5	141.5	3.0	59.30	1.730	54.0	1.575
Incl.						43.1	43.4	0.30	141.5	142.5	1.0	7.19	0.210	8.0	0.233
Incl.						43.4	43.7	0.27	142.5	143.4	0.9	12.20	0.356	20.0	0.583
And						44.8	45.5	0.67	147.0	149.2	2.2	4.01	0.117	9.0	0.263
And						79.9	81.4	1.52	262.0	267	5.0	5.07	0.148	2.0	0.058
FCU-0005	DDS 6	85	-48	122.5	402	54.3	54.4	0.12	178.0	178.4	0.4	42.2	1.231	26.8	0.782
And						57.6	58.5	0.91	189.0	192.0	3.0	8.99	0.262	5.4	0.158
FCU-0006	DDS 6	89	-38	145.7	478	45.4	46.6	1.22	149.0	153.0	4.0	7.38	0.215	6.9	0.200
Incl.						45.4	46.0	0.61	149.0	151.0	2.0	11.50	0.335	6.3	0.184
Incl.						46.0	46.6	0.61	151.0	153.0	2.0	3.25	0.095	7.4	0.216
And						47.2	48.8	1.58	155.0	160.2	5.2	11.56	0.337	15.5	0.453
Incl.						47.2	48.0	0.79	155.0	157.6	2.6	5.33	0.155	10.2	0.298
Incl.						48.0	48.6	0.52	157.6	159.3	1.7	8.56	0.250	11.3	0.330
Incl.						48.6	48.8	0.27	159.3	160.2	0.9	35.20	1.027	38.9	1.135
FCU-0008	DDS 6	64.5	10	93.9	308	4.0	4.2	0.24	13.0	13.8	0.8	96.60	2.818	49.0	1.429
And						10.8	11.0	0.15	35.5	36.0	0.5	14.45	0.422	13.0	0.379
And						32.4	38.6	6.16	106.3	126.5	20.2	12.80	0.373	12.1	0.353
Incl.						32.4	32.6	0.15	106.3	106.8	0.5	14.00	0.408	4.1	0.119
Incl.						36.4	36.6	0.27	119.3	120.2	0.9	27.60	0.805	48.0	1.400
Incl.						36.6	37.8	1.19	120.2	124.1	3.9	1.91	0.056	7.0	0.204
Incl.						37.8	38.0	0.21	124.1	124.8	0.7	247.00	7.205	186.0	5.426
Incl.						38.9	38.6	0.52	124.8	126.5	1.7	3.85	0.112	8.0	0.233
And						78.9	79.6	0.61	259.0	261.0	2.0	4.88	0.142	10.3	0.299
FCU-0009	DDS 6	64.5	20	70.1	230	4.3	4.6	0.34	14.1	15.2	1.1	30.6	0.893	19.0	0.554
And						11.3	11.6	0.30	37.0	38.0	1.0	4.65	0.136	5.5	0.160
And						14.0	15.1	1.10	46.0	49.6	3.6	5.96	0.174	10.0	0.292
Incl.						14.0	14.6	0.61	46.0	48.0	2.0	1.13	0.033	6.0	0.175
Incl.						14.6	15.1	0.49	48.0	49.6	1.6	12.0	0.350	15.0	0.438
And						17.1	19.5	2.44	56.0	64.0	8.0	4.09	0.119	8.8	0.256
Incl.						17.1	17.7	0.61	56.0	58.0	2.0	2.37	0.069	6.0	0.175
Incl.						17.7	18.4	0.76	58.0	60.5	2.5	3.36	0.098	8.0	0.233
Incl.						18.4	19.0	0.52	60.5	62.2	1.7	4.26	0.124	13.0	0.379
Incl.						19.0	19.5	0.55	62.2	64.0	1.8	6.84	0.200	9.0	0.263
And						24.9	25.5	0.58	81.6	83.5	1.9	4.37	0.127	6.0	0.175
And						36.3	37.5	1.22	119.0	123.0	4.0	8.83	0.258	16.1	0.470
Incl.						36.3	36.7	0.40	119.0	120.3	1.3	25.0	0.729	35.0	1.021
Incl.						36.7	37.5	0.82	120.3	123.0	2.7	1.05	0.031	7.0	0.204
FCU-0029	DDS 6	82	10	95.9	314.5	17.3	17.7	0.37	56.8	58.0	1.2	948.00	27.653	409.0	11.931
And						28.3	34.4	6.1	93.0	113.0	20.0	5.81	0.169	1.8	0.054
Incl.						28.3	29.9	1.52	93.0	98.0	5.0	3.43	0.100	3.9	0.114
Incl.						29.9	31.4	1.52	98.0	103.0	5.0	6.13	0.179	1.3	0.038

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

Incl.						31.4	32.9	1.52	103.0	108.0	5.0	5.69	0.166	0.3	0.007
Incl.						32.9	34.4	1.52	108.0	113.0	5.0	7.99	0.233	1.9	0.055
And						36.0	38.4	2.47	118.0	126.1	8.1	30.41	0.887	25.2	0.735
Incl.						36.0	37.1	1.16	118.0	121.8	3.8	4.47	0.13	2.5	0.073
Incl.						37.1	37.4	0.24	121.8	122.6	0.8	36.6	1.068	51.0	1.488
Incl.						37.6	37.7	0.15	123.2	123.7	0.5	26.6	0.776	34.0	0.992
Incl.						37.7	38.4	0.73	123.7	126.1	2.4	77.80	2.269	57.0	1.663
And						72.2	72.5	0.37	236.8	238.0	1.2	21.70	0.633	14.4	0.420
FCU-0047	Joyce South Drift	77	-30	57.9	190	24.5	24.8	0.30	80.5	81.5	1.0	439.00	12.806	347.0	10.122
And						31.6	31.8	0.21	103.7	104.4	0.7	5.41	0.158	3.7	0.108
FCU-0048	Joyce South Drift	75	-16	57.9	190	22.2	22.3	0.12	72.8	73.2	0.4	256.00	7.468	189.0	5.513
And						25.9	26.6	0.67	85.0	87.2	2.2	15.56	0.454	13.9	0.406
Incl.						25.9	26.2	0.30	85.0	86.0	1.0	7.84	0.229	7.0	0.204
Incl.						26.2	26.6	0.37	86.0	87.2	1.2	22.0	0.642	19.7	0.575
FCU-0049	Joyce South Drift	75	-40	73.2	240	26.3	27.4	1.13	86.3	90.0	3.7	158.69	4.629	122.4	3.573
Incl.						26.3	26.7	0.40	86.3	87.6	1.3	448.00	13.068	346.0	10.093
Incl.						26.7	27.4	0.73	87.6	90.0	2.4	1.99	0.058	1.4	0.041
FCU-0050	Joyce South Drift	102	-36	76.2	250	24.6	25.3	0.70	80.7	83.0	2.3	350.00	10.210	218.0	6.359
And						27.8	29.1	1.31	91.2	95.5	4.3	12.47	0.364	12.0	0.350
Incl.						27.8	28.3	0.55	91.2	93.0	1.8	16.6	0.484	18.0	0.525
Incl.						28.3	28.5	0.18	93.0	93.6	0.6	12.25	0.357	13.0	0.379
Incl.						28.5	29.1	0.58	93.6	95.5	1.9	8.62	0.251	6.0	0.175
FCU-0051	Joyce South Drift	93	3	57.9	190	40.1	41.1	1.10	131.4	135.0	3.6	5.75	0.168	5.6	0.163
Incl.						40.1	40.6	0.52	131.4	133.1	1.7	5.51	0.161	7.9	0.230
Incl.						40.6	41.1	0.58	133.1	135.0	1.9	5.96	0.174	3.5	0.102
FCU-0053	Joyce South Drift					No Significant Results
FCU-0054	Joyce South Drift	114	-7	76.2	250	6.3	6.6	0.27	20.8	21.7	0.9	3.55	0.104	2.5	0.073
And						19.8	20.6	0.82	65.0	67.7	2.7	5.12	0.149	7.7	0.224
Incl.						19.8	20.4	0.58	65.0	66.9	1.9	1.78	0.052	2.5	0.073
Incl.						20.4	20.6	0.24	66.9	67.7	0.8	13.05	0.381	20.0	0.583
FCU-0055	Joyce South Drift	95	2	77.7	255	18.0	18.3	0.3	59.0	60.0	1.0	4.66	0.136	30.0	0.875
FCU-0087	Joyce 5420 Drift	66	-2	45.7	150	13.2	13.7	0.52	43.3	45.0	1.7	10.25	0.299	9.5	0.277
And						20.8	21.1	0.27	68.2	69.1	0.9	7.12	0.208	5.4	0.158
And						30.5	32.0	1.52	100.0	105.0	5.0	6.83	0.199	6.2	0.181
And						41.0	42.0	1.01	134.5	137.8	3.3	4.23	0.123	7.8	0.228
FCU-0088	Joyce 5420 Drift					No Significant Results

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FCU-0094	Spiral 2	62	-18	45.7	150	39.3	39.8	0.52	128.9	130.6	1.7	4.16	0.121	3.2	0.093
FCU-0095	Spiral 2	65	33	45.7	150	19.7	20.3	0.64	64.5	66.6	2.1	10.30	0.300	2.5	0.073
And						30.1	31.2	1.04	98.8	102.2	3.4	23.50	0.685	28.0	0.817
FCU-0096	Spiral 2					No Significant Results

Note: True widths are not yet known.

The technical information contained in this press release has been reviewed and approved by Mark Odell of Practical Mining LLC, an Independent Qualified Person (Nevada PE 13708 and SME 2402150) for the purposes of National Instrument 43-101.

Assays were performed by ALS Chemex of Elko, Nevada (an independent laboratory), as directed under the supervision of Klondex staff.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex Mines is focused on the exploration, development and production of its high quality gold and silver projects. The Company is operating an ongoing bulk sampling program at its Fire Creek gold project located in north central Nevada. Fire Creek is in a mining-friendly jurisdiction, with onsite power and mining infrastructure, and near major producers. Midas, Klondex's newly acquired operating mine and milling facility are located ~100 miles north of Fire Creek.

For More Information
Klondex Mines Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Tullis
Manager, Investor Relations
647-233-4348
atullis@klondexmines.com

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Midas mine was made by prior owners of the mine, prior to the completion of the acquisition of the Midas mine by Klondex. To the knowledge of Klondex, this production decision was not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101 but was based on internal studies conducted by the prior owner of the mine. Klondex has no reason to believe that the data on which such studies were based or that the results of such studies are unreliable. However, readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

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This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about the timing and success of exploration drilling activities. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com